Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Income from continuing operations before income taxes
and minority interest	$239,965	$220,573	$471,001	$433,929

Add:
Interest expense	66,437	56,833	125,042	112,193
Portion of rents representative
of the interest factor	11,845	11,769	23,338	23,450
Amortization of capitalized
interest	429	243	858	486

Income as adjusted	$318,676	$289,418	$620,239	$570,058

Fixed charges:
Interest expense	$66,437	$56,833	$125,042	$112,193
Portion of rents representative
of the interest factor	11,845	11,769	23,338	23,450
Minority interest, excluding taxes, in the
income of subsidiary with fixed charges	7,267	5,748	14,510	10,117

Total fixed charges	$85,549	$74,350	$162,890	$145,760

Ratio of earnings to fixed charges	3.73	3.89	3.81	3.91

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.